                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                               (Amendment No.___2___)*


                              Santa Fe Energy Resources
          -----------------------------------------------------------------
                                   (Name of Issuer)

                    common stock and $1.40 convertible pfd. stock
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                               802012104 and 802012203
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 5 pages

     CUSIP No. 802012104 and 802012203   13G                   Page 2 of 5 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Spears, Benzak, Salomon & Farrell, Inc.
               IRS ID No.: 13-2700161


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /X_/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York Corporation

                    5    SOLE VOTING POWER
      NUMBER OF                    0

       SHARES       6    SHARED VOTING POWER
                               7,058,413 shares
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                                   0
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                               7,058,413 shares
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         7,058,413 shares

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                         N/A

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         7.7%

     12   TYPE OF REPORTING PERSON*

                         IA




     SEC 1745 (2/92)              Page 2 of 5 pages

     CUSIP No. 802012104 and 802012203   13G                   Page 3 of 5 Pages


     Item 1.
          (a)  Name of Issuer
                    Santa Fe Energy Resources

          (b)  Address of Issuer's Principal Executive Offices
                    1616 South Voss, Suite 1000
                    Houston, TX  77057

     Item 2.
          (a)  Name of Person Filing

                    Spears, Benzak, Salomon & Farrell, Inc.

          (b)  Address of Principal Business Office or, if none, Residence

                    45 Rockefeller Plaza
                    New York, NY  10111

          (c)  Citizenship

                    New York Corporation

          (d)  Title of Class of Securities

                    common stock and $1.40 convertible pfd. stock

          (e)  CUSIP Number

                    802012104, 802012203

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /__/  Broker or Dealer registered under Section 15 of the Act

          (b) /__/  Bank as defined in section 3(a)(6) of the Act

          (c) /__/  Insurance Company as defined in section 3(a)(19) of the act

          (d) /__/  Investment  Company  registered  under  section   8  of  the
                    Investment Company Act

          (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

          (g) /__/  Parent     Holding     Company,    in     accordance    with
                    240.13d-l(b)(ii)(G) (Note: See Item 7)



     SEC 1745 (2/92)              Page 3 of 5 pages

     CUSIP No. 802012104 and 802012203   13G                   Page 4 of 5 Pages


          (h) /__/  Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned
                    7,058,413 shares as of December 31, 1995

          (b)  Percent of Class
                    7.7% of the issued and outstanding shares of common stock as of December 31, 1995

          (c) Number of shares as to which such person has the filing person shares the power to vote and dispose or direct the disposition of such shares with various customers for whom the shares were purchased, but in each case the customer has the ultimate power to vote and dispose of the shares and may at any time revoke such filing person's authority to vote and dispose of the shares.

     Item 5. Ownership of Five Percent or Less of a Class

          Not applicable.

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          A variety of individuals, groups and corporations for whom Spears, Benzak, Salomon & Farrell, Inc. serves as investment adviser have rights to dividends and proceeds of the securities to which this filing relates.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

     Item 8. Identification and Classification of Members of the Group

          Not applicable.










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     CUSIP No. 802012104 and 802012203   13G                   Page 5 of 5 Pages


     Item 9. Notice of Dissolution of Group

          Not applicable.

     Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 5, 1996


     Spears, Benzak, Salomon & Farrell, Inc.

     By: /s/ Michael R. Parker
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     SEC 1745 (2/92)              Page 5 of 5 pages